[redacted]

06005519

BB 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Okoboji Options llc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S LaSalle, #1725
(No. and Street)

Chicago, il 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Hart 312 362-3066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., LTD
(Name – *if individual, state last, first, middle name*)

650 Dundee Road, suite 250, Northbrook, Il 60062
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2006
WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 6/15

OATH OR AFFIRMATION

I, James F. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Okoboji Options LLC, as of Dec. 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James F Hart
Signature

Pres
Title

Belinda S Lentz
Notary Public

"OFFICIAL SEAL"
BELINDA S. LENTZ
Notary Public, State of Illinois
My Commission Expires 4/9/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

The Member of
Okoboji Options, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Okoboji Options, L.L.C. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Because of the inherent limitations of internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

This letter summarizes our comments and suggestions regarding those matters. This letter does not affect our report dated February 2, 2006, on the financial statements of Okoboji Options, L.L.C.

We will review the status of these comments during our next audit engagement. We have already discussed many of these comments and suggestions with various Company personnel, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

A.) Segregation of Duties

A small number of persons have the primary responsibility for performing most of the accounting and financial duties. As a result, some of the aspects of internal accounting control which rely upon adequate segregation of duties are missing in your Company. The supervision and periodic review procedures currently in place help mitigate the lack of proper segregation of duties and should be continued. The following suggestions are procedures which could be performed by closely-held business owners to further compensation for known weaknesses attributable to an inadequate segregation of duties:

- Receive all bank statements unopened and review their contents.
- Have bank statements reconciled immediately.
- Review bank reconciliations carefully.
- Review supporting documentation for all disbursements in excess of predetermined amounts.
- Sign all checks for amounts in excess of predetermined amounts and control access to signature plates.
- Review monthly financial statements and question variances.
- Have a questioning attitude.

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

B.) Minimum Net Capital

The Company should evaluate its procedures in calculating its net capital on a daily basis to avoid minimum net capital violations. There were two instances in the past two years of net capital violations, and we recommend that the Company establish procedures to avoid the violations in the future.

In addition, we have the following comments and suggestions for your consideration:

1. In the course of selectively reviewing cash disbursements, we noted that invoices or other supporting documents are not retained for all disbursements. In order to avoid erroneous or unauthorized cash disbursements, supporting documentation should be retained for all disbursements for review and approval by the authorized check signor, or his designee.

2. We recommend that the Company modify its chart of accounts and trial balance to reflect the change in the Company's status from an S-Corporation to a limited liability company. In connection with this, we further recommend that the Company change the name currently being used on its Focus reports from "Okoboji, Opt. Inc." to "Okoboji Options, L.L.C.", and update the equity section of the Focus report accordingly.

While we are communicating these reportable conditions and other suggestions, we do not believe that they qualify as material weaknesses in conjunction with SEC Rule 17a-5, due to the level of involvement that the stockholder takes in the business and in reviewing the Company's internal control environment and procedures.

This report is intended solely for the information and use of the Member, management, and others within the Company.

If you have any questions concerning any of these items or if we can be of further assistance, please contact us.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 2, 2006

ML/Okoboji Options ML 05 ksk

Okoboji Options, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2005

Miller Cooper & Co., Ltd.

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Okoboji Options, L.L.C.

We have audited the accompanying statement of financial condition of Okoboji Options, L.L.C. as of December 31, 2005, and the related statements of operations and member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Okoboji Options, L.L.C., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 2, 2006

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Okoboji Options. L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$ 12,955
Securities owned, at market value	21,960,278
Interest and dividends receivable	69,702
Clearing corporation stock, at cost (market $10,000)	10,000
Total assets	$ 22,052,935

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable	$ 15,000
Interest and dividends payable	118,860
Accrued traders' commissions	75,000
Due to clearing organization	14,057,849
Securities sold, not yet purchased, at market value	3,927,141
Total liabilities	18,193,850
Member's capital	3,859,085
	$ 22,052,935

The accompanying notes are an integral part of this statement.

Okoboji Options, L.L.C.
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
Year ended December 31, 2005

REVENUES		
Net trading gains	$	354,885
Interest and dividends		669,080
		1,023,965
EXPENSES		
Interest and dividends		1,081,200
Occupancy and equipment rent		26,037
Outside services and commissions		292,100
Professional fees		24,059
Quotation service fees		87,331
Seat lease expense		68,500
Other operating expenses		40,830
		1,620,057
NET LOSS		(596,092)
Member's capital at beginning of year		3,778,226
Contributions from member		926,951
Distributions to member		(250,000)
Member's capital at end of year	$	3,859,085

The accompanying notes are an integral part of this statement.

Okoboji Options, L.L.C.

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (596,092)
Adjustments to reconcile net loss to net cash used in operations	
(Increase) decrease in assets	
Securities owned	2,600,638
Interest and dividends receivable	(32,795)
Increase (decrease) in liabilities	
Accounts payable	(61,951)
Interest and dividends payable	50,732
Accrued traders' commissions	(15,000)
Due to clearing organization	2,342,821
Securities sold, not yet purchased	(4,970,355)
Net cash used in operating activities	(682,002)
Cash flows from financing activities	
Contributions from member	926,951
Distributions to member	(250,000)
Net cash provided by financing activities	676,951
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,051)
Cash and cash equivalents at beginning of year	18,006
Cash and cash equivalents at end of year	$ 12,955

Supplemental cash flow information

Cash paid during the year for interest	$ 962,340

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Okoboji Options, L.L.C. (the Company) is a proprietary trading firm whereby the sole member speculates in values of securities and the respective profits and losses are reflected in current income.

2. Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Securities Transactions and Financial Instruments

Securities owned and securities sold, but not yet purchased, are carried at market value based on quoted prices at the date of the financial statements. All gains or losses are recognized in income currently (net trading gains).

Derivative financial instruments used for trading purposes, including, if applicable, economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate (see Note B). Open equity in trading transactions are recorded as due from or due to clearing organization, as applicable.

5. Clearing Corporation Stock

Clearing corporation stock is at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value, net of any impairment.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Income Taxes

The Company, by virtue of the consent of its member, has elected to operate as a Limited Liability Company. Accordingly, net income and loss are specifically allocated and taxed to the individual member and an income tax provision has not been recorded in these financial statements.

7. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consisted of trading and investment securities at market value, as follows:

	Owned	Sold Not Yet Purchased
Options held	$ 6,276,370	$ 3,730,773
Corporate stock	15,683,908	196,368
	$ 21,960,278	$ 3,927,141

NOTE C - DUE TO CLEARING ORGANIZATIONS

The Company clears its proprietary transactions through a clearing organization on a fully disclosed basis. The amount due to the clearing organization is a net result of deposits made to the clearing organization by the Company, proceeds from closed long investment transactions, and liabilities from closed short investment transactions. Related interest is at a variable rate based on the federal funds rate and also based upon whether there is a balance due to the clearing organization or due from the clearing organization. The rate effective at December 31, 2005 is 4.84%.

NOTE D - COMMITMENT AND CONTINGENCIES

1. Operating Lease and Rental Agreements

The Company leases its office facility under an informal month-to-month arrangement, with related rent expense aggregating $26,037 in 2005.

The Company also leases a seat on the Chicago Board Options Exchange (CBOE). The lease calls for rent to be based on the fair value of the seat during the previous month. The lease is renewable on a monthly basis. Related rent expense aggregated $68,500 in 2005.

2. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Chicago, Illinois. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, there were no uninsured cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include clearing organizations and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchanged-traded options. These derivative financial instruments are used to conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

The market values of derivative financial instruments held on December 31, 2005 are as follows:

	Assets	Liabilities
Options held	$ 6,276,370	$ 3,730,773

NOTE D - COMMITMENT AND CONTINGENCIES (Continued)

3. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company also has sold securities that is does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NOTE E - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to adjusted net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,020,090, which was $1,920,090 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to adjusted net capital ratio was 0.04 to 1.

SUPPLEMENTAL INFORMATION

Okoboji Options, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Total assets	$	22,052,935
Less non-allowable assets		10,000
Less commodity futures contracts and spot commodities proprietary capital charges		40,951
Less haircuts on securities		1,788,044
Adjusted current assets		20,213,940
Total liabilities		18,193,850
Adjusted net capital		2,020,090
Minimum net capital required		100,000
Excess net capital	$	1,920,090
Aggregate indebtedness		
Accounts payable	$	15,000
Accrued traders' commissions		75,000
Aggregate indebtedness	$	90,000
Reconciliation of net capital		
Adjusted net capital as originally reported in the Company's FOCUS report	$	2,110,090
Adjustments to increase accrued traders' commissions and accounts payable to amounts actually owed at December 31, 2005		(90,000)
Adjusted net capital	$	2,020,090
Ratio:		
Aggregate indebtedness to adjusted net capital		0.04 to 1

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Okoboji Options, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Okoboji Options, L.L.C. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts of customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Reconciliation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Okoboji Options, L.L.C. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 2, 2006.

Okoboji Options, L.L.C. was in violation of its net capital requirements for one day during the year. The Company was able to remedy the violation the next day. We note that, as of December 31, 2005, the Company is in compliance with the net capital requirements (Rule 15c3-1) of the SEC. We noted no additional matters involving internal control that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co. Ltd.

Certified Public Accountants

Northbrook, Illinois
February 2, 2006